Michael J. Choate

Direct: (312) 836-4066
Facsimile: (312) 275-7554
E-mail: mchoate@shefskylaw.com

027967-00001

September 12, 2005

Ms. Abby Adams
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Inland Land Appreciation Fund, L.P.
  Inland Land Appreciation Fund II, L.P.
  Schedule 14D-9s
  Filed September 6, 2005

Dear Ms. Adams:

        We are writing on behalf of our clients, Inland Land Appreciation Fund, L.P. and Inland Land Appreciation Fund II, L.P. (the "Funds"), in response to comments contained in the Staff's letter dated September 7, 2005. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

Item 4. The Solicitation or Recommendation

1.    You disclose that each partnership has entered into sale contracts for partnership properties and you expect to make distributions to limited partners in connection with these sales. Are you aware of the estimated amount to be distributed to limited partners? Is so, it appears you should revise to provide this information.

RESPONSE:

        Item 4 of each Schedule 14D-9 has been amended to include the approximate aggregate and per unit amount of the distribution expected to be made to limited partners.

Item 8. Additional Information

2.    You state that certain information in these Schedules "constitute 'forward-looking statements' within the meaning of the Federal Private Securities Litigation Reform Act of 1995." Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 supplement to the Division of Corporation Finance's Manual of Publicity Available Telephone Interpretations. Please revise the Schedules to clarify.

RESPONSE:

        Item 8 of each Schedule 14D-9 has been amended to delete the safe harbor disclaimer.

*        *        *

        Please contact me if you have any questions regarding the foregoing. Also, per your request, enclosed is a letter from the Funds' corporate general partner acknowledging the statements in your letter. Kind regards.

                      Very truly yours,

                      SHEFSKY & FROELICH LTD.

                      /s/ Michael J. Choate

                      Michael J. Choate

cc:
Roberta S. Matlin